Schedule A

as last amended March 31, 2016

to the Investment Advisory Agreement

between Bishop Street Funds

and Bishop Street Capital Management

dated March 31, 1999

Pursuant to Article 3, the Trust shall pay the Adviser compensation at an annual rate as follows:

Bishop Street Hawaii Municipal Bond Fund	0.35%
Bishop Street High Grade Income Fund	0.55%
Bishop Street Strategic Growth Fund	0.74%
Bishop Street Dividend Value Fund	0.74%
Bishop Street Short-Duration Bond Fund	0.25%

BISHOP STREET CAPITAL MANAGEMENT

By: /s/ Michael K. Hirai
Name: Michael K. Hirai
Title: President & CIO

BISHOP STREET FUNDS

By: /s/ John Kim
Name: John Kim
Title: Vice President